Exhibit 99.1

Kitov Announces Retirement of Founder and Executive Chairman Dr. Paul Waymack

Dr. Waymack Will Continue to Serve as Kitov’s Medical and Regulatory Advisor

TEL AVIV, Israel, May 1, 2019 - Kitov Pharma Ltd. (the “Company” or “Kitov”) (NASDAQ/TASE: KTOV), a pharmaceutical company focused on advancing first-in-class combination oncology therapies to overcome tumor drug resistance, increase treatment response rate, and slow tumor progression, today announced the retirement of its chairman of the board and chief medical officer, Dr. John Paul Waymack. Dr. Waymack will step down from all executive positions and from the board of directors, but will continue to serve as a medical and regulatory advisor to the Company. The effective date for Dr. Waymack’s retirement will be mutually agreed between the Company and Dr. Waymack, in order to allow the company to nominate his successor and to complete a smooth transition process.

“As the founder of the company, I am happy to have seen Kitov’s substantial growth since its inception, and I am proud of having played a significant role in the advancement of Kitov’s first commercial product, Consensi®,” said Dr. Waymack. “I am thankful to my colleagues at Kitov, as well as to our global partners, medical researchers and physicians for their support and efforts in advancing Kitov’s mission. I feel that I leave Kitov in good hands, as the Company positions itself as an  oncology company, developing oncology candidates with innovative mechanisms of action with the potential to increase treatment response rate and slow tumor progression in multiple tumor types.”

Isaac Israel, chief executive officer of Kitov commented, “Dr. Waymack has contributed immeasurably to Kitov’s growth during his nine-year tenure. Under his stellar leadership and guidance, Kitov has made unprecedented achievements, produced extraordinary results, and most importantly has developed and delivered transformational therapies for patients, such as Consensi® which was recently approved for marketing by the FDA. Dr. Waymack is an inspirational leader. I had the privilege to work closely with him and to learn from his vast experience and wisdom. We look forward to continuing our relationship with Dr. Waymack in his future advisory role. On behalf of all Kitov shareholders, employees and the Board of Directors, we wish Paul and his family the best in his retirement.”

About Kitov Pharma

Kitov Pharma (Kitov Pharma Ltd.; NASDAQ/TASE: KTOV) is an innovative pharmaceutical drug development company. Leveraging deep regulatory and clinical trial expertise, Kitov’s veteran team of healthcare and business professionals maintains a proven track record in streamlined end-to-end drug development and approval. Kitov’s combination drug, Consensi™, treating osteoarthritis pain and hypertension simultaneously, was approved by the FDA for marketing in the U.S and is partnered in the U.S, China and South Korea. In addition, Kitov’s NT219, is a novel patented small molecule designed to overcome cancer drug resistance that is currently in pre-clinical development. Kitov is under contract to acquire 100% of FameWave Ltd. which owns CM-24, a humanized monoclonal antibody directed against carcinoembryonic antigen-related cell adhesion molecule 1 (CEACAM1), an immune checkpoint protein belonging to the Human CEA (Carcino-Embryonic Antigen) protein family. CM-24 is being developed for multiple oncological indications according to the expression pattern of its target protein. Following the recent receipt of the approval of Kitov’s shareholders for the acquisition of FameWave, and the finalization of a clinical collaboration agreement between FameWave and Bristol Myers Squibb (NYSE:BMY) for their planned Phase 1/2 clinical trials to evaluate the combination of CM-24 with nivolumab (Opdivo®), a PD-1 inhibitor, the acquisition is expected to close during the third quarter of 2019, subject to fulfillment of certain additional closing conditions.

By lowering development risk and cost through fast-track regulatory approval of novel late-stage therapeutics, Kitov plans to deliver rapid ROI and long-term potential to investors, while making a meaningful impact on people’s lives. For more information on Kitov, the content of which is not part of this press release, please visit http://www.kitovpharma.com.

Forward-Looking Statements and Kitov’s Safe Harbor Statement

Certain statements in this press release that are forward-looking and not statements of historical fact are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements that are not statements of historical fact, and may be identified by words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: the manner in which the parties to the transaction for the acquisition of FameWave by Kitov plan to effect the transaction; the expected benefits, synergies and costs of the transaction; management plans relating to the transaction; the expected timing of the completion of the transaction; the parties’ ability to complete the transaction considering the various closing conditions, including conditions related to Kitov shareholder approvals; the plans, strategies and objectives of management for future operations; product development for CM-24; the potential future financial impact of the transaction; and any assumptions underlying any of the foregoing; the process by which early stage products such as CM-24  could potentially lead to an approved product is long and subject to highly significant risks, particularly with respect to a joint development collaboration; the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully develop and commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the lack of sufficient funding to finance the clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents attained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents with protective claims; the commencement of any patent interference or infringement action; our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions; the uncertainty surrounding an investigation by the Israel Securities Authority into our historical public disclosures and the potential impact of such investigation on the trading of our securities or on our clinical, commercial and other business relationships, or on receiving the regulatory approvals necessary in order to commercialize our products, and other factors that are discussed in our in our Annual Report on Form 20-F for the year ended December 31, 2018 and in our other filings with the SEC, including our cautionary discussion of risks and uncertainties under ‘Risk Factors’ in our Registration Statements and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement, or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, http://www.sec.gov

For further information, contact:

Gil Efron
Deputy CEO & Chief Financial Officer
+972-3-933-3121 ext. #105

IR@kitovpharma.com

Media Inquiries:

Darren Opland, Ph.D.

darren@lifescipublicrelations.com

+1 646 627 8387